UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
C. Exhibit
Item 23 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2017

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Plan’s interest in Master Trust	$546,737,153	$472,311,328
Notes receivable from participants	8,549,634	8,245,102
Contributions receivable:
Company	651,018	586,314
Participant	758,986	683,410

	556,696,791	481,826,154
Liabilities
Administrative expenses payable	38,778	30,052

Net assets available for benefits	$556,658,013	$481,796,102

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Additions
Contributions:
Participants	$21,965,665
Company	17,366,107
Rollover	2,455,322
Net investment income from Master Trust	72,069,971
Interest income from participant notes receivable	254,308

Total additions	114,111,373
Deductions
Benefit payments	39,096,148
Administrative expenses	153,314

Total deductions	39,249,462

Net increase	74,861,911
Net assets available for benefits:
Beginning of year	481,796,102

End of year	$556,658,013

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of the Plan

The following description of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or PCA”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan. The Benefits Administration Committee is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors.

Aon Hewitt is the Plan’s record keeper. The Northern Trust is the Plan’s trustee and custodian. The Pavilion Advisory Group is the investment advisor to the Plan.

Contributions

Upon hire, participants may contribute between 1% and 50% of annual pretax compensation, as defined, with such contributions limited to $18,000 in 2016 and 2015, for employees under age 50 and $24,000 in 2016 and 2015, for employees age 50 and older. Participants may also roll over qualifying distributions from other qualified plans.

The Company matches participant pretax contributions on the following basis:

•	The first 4% of pretax contributions are matched at a rate of 80%.

•	The next 4% of pretax contributions are matched at a rate of 50%.

In addition to the Company’s matching contribution, the Company also makes a retirement savings contribution to eligible employees after six months of service up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participants may make Roth contributions to the Plan, which are after-tax contributions whose earnings are not taxable upon qualified distribution. Total 2016 employee contributions, both before-tax and after-tax, cannot exceed $18,000 for employees under age 50 and $24,000 for employees age 50 and older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their contributions, Company matching contributions, earnings thereon and rollovers from other qualified plans.

The Company retirement savings contribution becomes 100% vested upon completion of three years of service, or upon reaching 65 years of age, permanent disability, or death while employed by the Company. Forfeited balances of non-vested terminated participants are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their ongoing contributions, the Company retirement savings contribution, and the value of their entire accumulated account balance in any of the available investment options provided by the Plan. Effective January 1, 2016, Company matching contributions were invested in the same investment options the participants have elected for their contributions instead of invested in the PCA Common Stock Fund. Prior to that, all matching contributions were invested in the PCA Common Stock Fund. Participants were eligible to transfer or withdraw the value from the PCA Common Stock Fund immediately following the deposit into their account.

Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

The portion of the Plan currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless an election is made to be distributed in kind. In-service withdrawals of rollover contributions and related earnings and certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants who have attained the age of 59 1/2 may withdraw the entire value, or any portion thereof, of their account balance at any time. A participant’s entire account balance shall be distributed no later than April 1 following the later of the calendar year in which the participant attains age 69 or the calendar year in which the participant’s termination of employment occurs.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company. Beginning in 2016, participant accounts are charged $20.00 per quarter for administrative expenses.

Notes Receivable from Participants

A participant may borrow an amount up to the lesser of $50,000 or 50% of his or her vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 60 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which the payment can be made via personal check or money order. Participants may take up to two general purpose loans.

Interest rates on loans outstanding in the Plan at December 31, 2016 ranged from 3.25% to 7.75%.

Forfeited Accounts

At December 31, 2016, forfeited non-vested accounts totaled $170,590. These accounts will be used to reduce future employer contributions. In 2016, employer contributions were reduced by $182,713 for forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company Contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. This update clarifies presentation requirements and provides more detailed disclosures for a plan’s interest in a master trust. The ASU is effective for fiscal years beginning after December 15, 2018. The Plan is currently evaluating the impact the adoption of this guidance will have on the financial statements and related disclosures.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

3. Master Trust

The Master Trust includes assets of the Plan, the Packaging Corporation of America Thrift Plan for Hourly Employees, the Boise Paper Holdings L.L.C Savings Plan and the Boise Paper Holdings L.L.C. Retirement Savings Plan. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust at fair value was 39.3% and 37.7%, or $546,737,153 or $472,311,328, respectively.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

	December 31, 2016	Plan’s Percentage Interest	December 31, 2015	Plan’s Percentage Interest
Assets:
Mutual funds	$326,287,224	51.9%	$323,668,860	51.2%
Self-directed brokerage accounts	29,196,323	6.5	23,667,949	1.3
Common collective trust funds	514,651,829	35.3	418,269,885	29.5
Common stock	165,857,062	83.1	167,062,742	86.1
Target date funds	314,258,853	14.7	277,179,293	11.0
Short-term investment fund	40,334,372	24.5	43,030,850	19.9

Total assets at fair value	$1,390,585,663	39.3%	$1,252,879,579	37.7%

Investment income for the Master Trust was as follows:

Year Ended December 31, 2016
Interest income	$696,291
Dividends	6,888,904
Other income	1,633,085
Net realized and unrealized appreciation in fair value of:
Mutual funds	51,030,567
Self-directed brokerage accounts	5,528,374
PCA common stock	53,794,786
Common collective trust funds	19,317,200

Total investment income	$138,889,207

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (“NAV”) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Common stocks: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Target date funds: Valued at the NAV provided by the Trustee. While the underlying assets are actively traded on an exchange, the funds are not.

Common collective trust funds: Valued at the NAV provided by the administrator of the fund which is used as a practical expedient to estimate fair value. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Plan has no contractual obligations to further invest in the funds.

Short-term investment funds: Valued at cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Master trust investments:
Mutual funds	$326,287,224	$—	$—	$326,287,224
Self-directed brokerage	29,196,323	—	—	29,196,323
Common stock	165,857,062	—	—	165,857,062
Short-term investment fund	—	40,334,372	—	40,334,372
Target date funds	—	314,258,853	—	314,258,853
Common collective trust funds	—	514,651,829	—	514,651,829

Total master trust investments	$521,340,609	$869,245,054	$—	$1,390,585,663

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Master trust investments:
Mutual funds	$323,668,860	$—	$—	$323,668,860
Self-directed brokerage	23,667,949	—	—	23,667,949
Common stock	167,062,742	—	—	167,062,742
Short-term investment fund	—	43,030,850	—	43,030,850
Target date funds	—	277,179,293	—	277,179,293
Common collective trust funds	—	418,269,885	—	418,269,885

Total master trust investments	$514,399,551	$738,480,028	$—	$1,252,879,579

There were no significant transfers between levels 1, 2 or 3.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 2, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2013.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$556,658,013	$481,796,102
Amounts allocated to withdrawn participants	(69,817)	(2,100)

Net assets available for benefits per the Form 5500	$556,588,196	$481,794,002

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year ended December 31, 2016
Total net increase per the financial statements	$74,861,911
Amounts allocated to withdrawing participants at December 31, 2015	2,100
Amounts allocated to withdrawing participants at December 31, 2016	(69,817)

Total net increase per the Form 5500	$74,794,194

8. Transactions with Parties-in-Interest

The Master Trust invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2016, the Plan received $4,664,542 in common stock dividends from the Company.

The Plan’s record keeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i—Schedule of Assets. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

9. Subsequent Events

Effective January 1, 2017, the Boise Paper Holdings Savings Plan was merged into the Packaging Corporation of America Retirement Savings Plan for Salaried Employees.

During 2016, the Company acquired two companies – TimBar Corporation and Columbus Container, Inc. The 401k plans from TimBar and Columbus merged into the PCA Plans on January 1, 2017 and April 1, 2017, respectively.

The Company has evaluated subsequent events after the Statement of Net Assets Available for Plan Benefits date through June 28, 2017, the date that the financial statements were issued.

Supplemental Schedule

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 002

December 31, 2016

Description	Shares	Fair Value
Mutual Funds -
EuroPacific Growth Fund	476,947	$21,481,696
Dreyfus/Boston Small/Mid Cap Growth Fund	878,961	14,951,130
Fidelity Growth Company Fund	501,786	68,634,235
Loomis Sayles Value Fund	1,058,861	22,447,861
Victory-Integrity Small Cap Value Fund R6	66,894	2,584,123
Templeton Global Bond Fund R6	134,099	1,603,823
Metropolitan West Total Return Bond Fund	3,718,141	36,913,373
Principal Diversified Real Asset I Fund	75,468	815,054

Total Mutual Funds		$169,431,295

Self-Directed Brokerage Accounts		$1,902,482

Common Stock -
Packaging Corporation of America Common Stock	1,612,226	$137,800,816

Short-Term Investment Funds -
Short-Term Investment Fund	3,149,204	$3,151,181
State Street Target Retirement Income	119,325	1,318,543
State Street Target Retirement 2015	475,390	5,428,006

Total Short-Term Investment Funds		$9,897,730

Target Date Funds -
State Street Target Retirement 2020	920,829	$10,772,773
State Street Target Retirement 2025	969,338	11,529,308
State Street Target Retirement 2030	942,419	11,284,526
State Street Target Retirement 2035	440,820	5,301,299
State Street Target Retirement 2040	265,123	3,201,889
State Street Target Retirement 2045	191,426	2,316,638
State Street Target Retirement 2050	90,472	1,094,807
State Street Target Retirement 2055	28,837	349,045
State Street Target Retirement 2060	19,429	201,710

Total Target Date Funds		$46,051,995

Common Collective Trust Funds -
Northern Trust Collective Extended Equity Market Index Fund	160,479	$27,286,258
Northern Trust Collective S&P 500 Index Fund	258,759	50,359,679
State Street International Index Fund	763,460	14,259,914
JP Morgan Stable Value Fund	4,267,791	89,746,984

Total Common Collective Trust Funds		$181,652,835

Total Investments		$546,737,153

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value
Various (884 loans to 652participants)	3.25%-7.75%	Varying, up to 5 years	$8,549,634

Total Assets (Held at End of Year)			$555,286,787

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees
Date: June 28, 2017
/s/ PAMELA A. BARNES
Pamela A. Barnes
Vice President

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP